

02006950

UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

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SEC FILE NUMBER
8- 46584

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 27 2002
340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TCF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 SAINT PETER STREET, SUITE 1300
(No. and Street)

SAINT PAUL	MN	55102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN L. WRIGHT (651) 291-4147
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

4200 WELLS FARGO CENTER	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK A. McCARTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCF SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



SHERRY L. BERRY
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Sherry L. Berry
Notary Public

Frank McCarthy
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
TCF Securities, Inc.:

We have audited the accompanying statement of financial condition of TCF Securities, Inc. (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TCF Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 8, 2002



TCF SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	761,621
Commissions and service fees receivable		426,388
Other assets		52,400
Total assets	$	1,240,409

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable to affiliates	$	364,609
Other accounts payable		87,317
		451,926
Stockholder's equity:		
Common stock, $.01 par value, authorized 1,000,000 shares; issued and outstanding, 1,000 shares		10
Additional paid-in capital		349,990
Accumulated earnings		438,483
		788,483
Total liabilities and stockholder's equity	$	1,240,409

See accompanying notes to financial statements.

TCF SECURITIES, INC.

Notes to Financial Statement

December 31, 2001

(1) Organization and Nature of Business

TCF Securities, Inc. (the Company) was incorporated on August 13, 1993 and is a wholly owned subsidiary of TCF National Bank (the Parent). The Parent is a wholly owned subsidiary of TCF Financial Corporation (TCF).

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934, and sells mutual funds, 529 college savings plans, and variable annuities to customers of TCF National Bank. The Company is also licensed to sell their products to customers of TCF National Bank Colorado; however, does not currently do so. Both banks are FDIC insured, federally chartered national banks, which are also wholly owned subsidiaries of TCF.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Commissions and Service Fees

Commission revenue is recorded on a trade-date basis. Service fees are recorded on an accrual basis, which is based upon applicable rates from the mutual fund vendor and average customer account balance. Commissions payable, included in other accounts payable, represent the portion of the revenues earned on mutual fund and variable annuity sales, which are payable to individual sales representatives as of December 31, 2001.

(c) Income Taxes

The Company is included in the consolidated income tax returns filed by TCF. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable are payable to TCF National Bank. There were no significant temporary differences, and the effective rate is a result of federal and state taxes and nondeductible expenses.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. The Company reported in Part II of Form X-17A-5 net capital at December 31, 2001 of $300,298, which was $270,170 in excess of the minimum net capital required. At December 31, 2001, the ratio of aggregate indebtedness to net capital was 1.50 to 1.00.

TCF SECURITIES, INC.

Notes to Financial Statement

December 31, 2001

(4) Related Party Transactions

Certain expenses including compensation and benefits, administration, management fees, and occupancy and equipment are allocated to the Company by TCF or other affiliates. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of TCF.

(5) Rule 15c3-3 Exemption

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Contingencies

The Company may become involved in various matters of litigation generally incidental to its business. Although it is difficult to predict the ultimate outcome of these situations, management believes, based on discussions with counsel, that any ultimate liability will not materially affect the consolidated financial position or results of operations of the Company.



TCF SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)